This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-224523

Preliminary Pricing Supplement - Subject to Completion
(To Prospectus dated June 29, 2018

and Series N Prospectus Supplement dated June 29, 2018)

September 21, 2018

$_____________

Fixed to Floating Rate Notes Linked to the 3-month U.S. dollar LIBOR, due September [26], 2021

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The CUSIP number for the notes is 06048WXT2.
•	The notes will mature on September [26], 2021. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid on March [26], June [26], September [26] and December [26] of each year, beginning on December [26], 2018, and with the final interest payment occurring on the maturity date.
•	From, and including, the issue date to, but excluding, September [26], 2019, the notes will bear interest at the fixed rate of 2.82% per annum.
•	From, and including, September [26], 2019, to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a floating rate equal to the 3-month U.S. Dollar LIBOR (which we refer to as “LIBOR”) plus the spread of 0.50% per annum. The floating interest rate will not be less than 2.00% or more than 4.00%.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$
Underwriting Discount	0.25%*	$
Proceeds (before expenses) to BAC	99.75%	$

* We or one of our affiliates may pay varying selling concessions of up to 0.25% in connection with the distribution of the notes to other registered broker dealers.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September [26], 2018 against payment in immediately available funds.

Series N MTN prospectus supplement dated June 29, 2018 and prospectus dated June 29, 2018

BofA Merrill Lynch

SUMMARY OF TERMS

The Fixed to Floating Rate Notes linked to the 3-month U.S. Dollar LIBOR, due September [26], 2021 (the “notes”) are our senior debt securities. The notes are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any interest payments or repayment of the principal amount, will be subject to the credit risk of BAC.

This pricing supplement supplements the terms and conditions in the prospectus, dated June 29, 2018, as supplemented by the Series N prospectus supplement, dated June 29, 2018 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Fixed to Floating Rate Notes Linked to the 3-month U.S. Dollar LIBOR, due September [26], 2021
• Issuer:	Bank of America Corporation (“BAC”)
• Aggregate Principal Amount Initially Being Issued:	$_____________
• Pricing Date:	September [21], 2018
• Issue Date:	September [26], 2018
• Maturity Date:	September [26], 2021
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	March [26], June [26], September [26] and December [26] of each year, beginning on December [26], 2018, and with the final interest payment date occurring on the maturity date.
• Interest Reset Dates:	March [26], June [26], September [26] and December [26] of each year, beginning on September [26], 2019.
• Interest Rates:

Fixed Rate Period. From, and including, the issue date to, but excluding, September [26], 2019, the notes will bear interest at the fixed rate of 2.82% per annum.

Floating Rate Period. From, and including, September [26], 2019 to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to LIBOR plus the spread of 0.50% per annum. The rate of interest payable on the notes during the Floating Rate Period will not be less than 2.00% or more than 4.00%.

• Designated LIBOR Page:	Reuters Page LIBOR01. If no offered rate appears on the Designated LIBOR Page on the relevant interest determination date the rate will be determined as described under “Description of Debt Securities—Floating Rate Notes—LIBOR Notes” beginning on page 30 of the attached prospectus. See also “Risk Factors—Additional Considerations Relating to LIBOR—Reforms to and uncertainty regarding LIBOR may adversely affect our business and/or the value of, return on and trading market for notes bearing a floating rate of interest based on LIBOR” and “—For a series of notes bearing a floating rate of interest based on LIBOR, such interest rate may be calculated using alternative methods if LIBOR is no longer quoted and may be calculated using a different base rate if LIBOR is discontinued” beginning on page S-6 of the attached prospectus supplement.
• Interest Determination Date:	The “interest determination date” for each quarterly interest period during the Floating Rate Period will be the second London Banking Day (as defined in the prospectus) prior to the applicable Interest Reset Date; however, the interest determination date for the first quarterly interest period will be September 24, 2019.
• Index Maturity:	3 Months
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Days:	If any interest payment date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Redemption at Our Option:	None
• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
• Listing:	None

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

After the first year, the notes will pay interest at a floating rate that may be as low as 2.00% on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the first year will depend on LIBOR on the applicable interest determination date. As a result, the interest payable on the notes will vary with fluctuations in LIBOR, subject to the minimum interest rate of 2.00% per annum. It is impossible to predict whether LIBOR will rise or fall, or the amount of interest payable on the notes. The interest rate that will apply at any time on the notes after the first year of their term will not be greater than 4.00% per annum, which may be less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The return on the notes during the Floating Rate Period is limited by a cap on the interest rate. After the first four quarterly interest periods, the interest rate applicable to any interest period will be variable and will not be greater than 4.00% per annum. For example, if LIBOR plus the spread of 0.50% was equal to 5.00% for an interest period, the amount you would be paid on the relevant interest payment date would be capped at 4.00%. Therefore, you will not benefit from any increase in LIBOR above 3.50% on any interest determination date during the Floating Rate Period.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-

ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

U.S. Holders

The notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and one or more qualified floating rates. Under Treasury regulations applicable to such instruments, you generally will be required to account for interest on the notes as described below. You will be required to construct an “equivalent fixed rate debt instrument” for the notes and apply the general rules applicable to debt instruments described under the section of the prospectus entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities.” The applicable rules require (i) replacing the initial fixed rate by a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) determining the fixed rate substitute for each floating rate. The fixed rate substitute for each qualified floating rate is the value of the rate on the issue date of the notes. The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the rates on the notes. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitutes. The amount of OID is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is taken into account as if the holder held the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Original Issue Discount” for a discussion of these rules. Under these rules, the notes may be issued with OID. Whether the notes will be treated as being issued with OID will depend on rates in effect on the issue date and, in that event, the final pricing supplement will so specify. You will be required to make appropriate adjustments for interest actually paid on the notes. Qualified stated interest and OID, if any, allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID, if any, for the accrual period.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID previously included in income with respect to the note, and decreased by the amount of any payment (other than a payment of qualified stated interest) received in respect of the note. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-18 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 0.25% in connection with the distribution of the notes to other registered broker-dealers.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (“EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.